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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 8)

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                            SCOTSMAN INDUSTRIES, INC.
                            (NAME OF SUBJECT COMPANY)


                            SCOTSMAN INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                             -----------------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   809340 10 2
                      -------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             -----------------------

                                DONALD D. HOLMES
                             VICE PRESIDENT-FINANCE
                              820 FOREST EDGE DRIVE
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 215-4500
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                                 THOMAS A. COLE
                                STEVEN SUTHERLAND
                                 SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                             CHICAGO, ILLINOIS 60603
                                 (312) 853-7000

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     The Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on July 9, 1999, as amended on July 15, 1999, July 16, 1999, July 20, 1999, July 23, 1999, July 27, 1999, August 3, 1999 and August 9, 1999 (as
amended, the "Schedule 14D-9"), by Scotsman Industries, Inc., a Delaware corporation (the "Company"), related to an offer by Berisford Acquisition Corporation (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent"), which is indirectly wholly owned by Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all outstanding shares of common stock, par value $0.10 per share ("Shares"), of the Company, is hereby amended. All capitalized terms used herein but not defined herein have the respective meanings set forth in the Schedule 14D-9.

ITEM 3.    IDENTITY AND BACKGROUND.

     The response to Item 3 is hereby amended by adding the following after the final paragraph of Section (b)(2), Certain Background Information, of Item 3 of the Schedule 14D-9:

     On August 10, 1999, Morgan Stanley received a letter from the Second Company which confirmed that the Second Company would not, either alone or in combination with other parties, be able to submit a superior proposal to the Offer.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 SCOTSMAN INDUSTRIES, INC.

                                 By:  /s/  Richard C. Osborne
                                      ---------------------------------------
                                      Name:  Richard C. Osborne
                                      Title: Chairman of the Board, President
                                             and Chief Executive Officer


Dated: August 11, 1999